Company contacts:                                   Agency contacts:
Ney Grant                                           William Orrange
Castelle, Ibex Division                             Janis Ulevich
916-939-8888                                        Ulevich & Orrange, Inc.
ngrant@ibex.com                                     415-329-1590
                                                    info@u-o.com
Randy Bambrough
Castelle Corporate Headquarters
408-496-0474
Randy.Bambrough@castelle.com                              FOR IMMEDIATE RELEASE


               CASTELLE COMPLETES ACQUISITION OF IBEX TECHNOLOGIES

         SANTA CLARA, Calif., Nov. 21, 1996 -- Castelle (NSDQ: CSTL) has completed its acquisition of Ibex Technologies, Inc., a privately held company that is the market leader in fax-on-demand systems.
         The acquisition follows an agreement signed on August 22, 1996, under which Castelle agreed to acquire all the outstanding Ibex stock and stock options in exchange for 850,000 shares of Castelle common stock. The acquisition, approved by Castelle and Ibex shareholders on November 19 and November 18 respectively, is intended to be tax free in nature and accounted for as a pooling of interests for financial statement purposes.
         The newly created Ibex Division of Castelle remains at Ibex headquarters in El Dorado Hills, Calif. Ney Grant, former Ibex president and CEO, has been appointed Castelle's vice president of marketing.
         In announcing the August 22 agreement, Art Bruno, Castelle CEO and chairman, said, "Castelle and Ibex have truly complementary sales channels. Together these channels will expand both companies' sales opportunities, enabling Ibex to deliver fax-on-demand to the mass market and Castelle to penetrate large enterprises with its LAN fax solutions."
         In October, Castelle introduced InfoPress, a product which integrates technology from Castelle and Ibex. InfoPress users can implement highly flexible information publishing via fax, email and the World Wide Web, or add email and fax delivery capabilities to existing Web sites.
         Castelle, founded in 1987, designs, develops, markets and supports internetwork fax- and print-server products for workgroups, plus fax/email-on-demand, fax gateway, fax broadcast and Web fax systems. Products are available through a worldwide network of more than 40 distributors in 31 countries. The company also has relationships with selected original equipment manufacturers and system integrators and sells software enhancements and upgrades directly to end users. The company, publicly traded on the over-the-counter market under the NASDAQ symbol CSTL, is headquartered in Santa Clara, California.


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